SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Tango Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Class of Securities)

87583X109

(CUSIP Number)

Kevin Gillis

Third Rock Ventures, LLC

201 Brookline Ave, Suite 1401, Boston, MA 02215

(617) 585-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2024

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 87583X109

(1)	Name of Reporting Persons: Third Rock Ventures IV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,001,475
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,001,475

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,001,475
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%*
(14)	Type of Reporting Person (See Instructions): PN

*

The percent of class was calculated based on 107,144,465 shares of common stock issued and outstanding as of August 1, 2024, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

CUSIP: 87583X109

(1)	Name of Reporting Persons: Third Rock Ventures GP IV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,001,475
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,001,475

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,001,475
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%*
(14)	Type of Reporting Person (See Instructions): PN

*

The percent of class was calculated based on 107,144,465 shares of common stock issued and outstanding as of August 1, 2024, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

CUSIP: 87583X109

(1)	Name of Reporting Persons: TRV GP IV, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,001,475
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,001,475

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,001,475
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%*
(14)	Type of Reporting Person (See Instructions): OO

*

The percent of class was calculated based on 107,144,465 shares of common stock issued and outstanding as of August 1, 2024, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

CUSIP: 87583X109

EXPLANATORY STATEMENT

This Amendment No. 1(this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons on August 19, 2021, with respect to the shares of common stock, $0.001 par value per share (“Common Stock”), of Tango Therapeutics, Inc. (the “Company” or the “Issuer”). The transactions described in Item 5(c) resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) is hereby amended and restated as follows:

(a) As of August 30, 2024, TRV IV had shared voting and dispositive power with respect to 17,001,475 shares of the Issuer’s Common Stock, constituting approximately 15.9% of the Issuer’s outstanding Common Stock.

As of August 30, 2024, Third Rock Ventures GP IV, L.P. (“TRV GP IV”), as the general partner of TRV IV may be deemed to have shared voting and dispositive power with respect to all 17,001,475 shares of the Issuer’s Common Stock owned by TRV IV, constituting approximately 15.9% of the Issuer’s outstanding Common Stock.

As of August 30, 2024, TRV GP IV, LLC (“TRV GP IV LLC,” and collectively with TRV IV and TRV GP IV, the “Reporting Persons”), as the general partner of TRV GP IV may be deemed to have shared voting and dispositive power with respect to all 17,001,475 shares of the Issuer’s Common Stock owned by TRV IV, constituting approximately 15.9% of the Issuer’s outstanding Common Stock.

The percent of class was calculated based on 107,144,465 shares of common stock issued and outstanding as of August 1, 2024, as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

(b)

Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c) Except as set forth in the table below, no transactions in the Common Stock were effected by the Reporting Persons during the 60-day period ended August 30, 2024.

	Date	Amount of Securities	Price per Share		Where and How Effected
TRV IV	07/17/2024	550,171	$9.7903	*	Disposed in the Open Market
TRV IV	07/18/2024	191,490	$9.8098		Disposed in the Open Market
TRV IV	07/22/2024	262,740	$9.7819	*	Disposed in the Open Market
TRV IV	07/23/2024	125,000	$9.7868	*	Disposed in the Open Market
TRV IV	07/24/2024	200,000	$9.8158	*	Disposed in the Open Market
TRV IV	07/25/2024	100,599	$9.8686	*	Disposed in the Open Market
TRV IV	07/26/2024	50,000	$9.839	*	Disposed in the Open Market
TRV IV	07/30/2024	95,000	$9.8012	*	Disposed in the Open Market
TRV IV	07/31/2024	100,000	$9.9338	*	Disposed in the Open Market
TRV IV	08/01/2024	40,000	$9.8		Disposed in the Open Market
TRV IV	08/16/2024	135,000	$9.7885	*	Disposed in the Open Market
TRV IV	08/19/2024	150,000	$10.0928	*	Disposed in the Open Market
TRV IV	08/27/2024	25,000	$11.5466	*	Disposed in the Open Market
TRV IV	08/30/2024	175,000	$11.5983		Disposed in the Open Market

*	The price reported is a weighted average price. These shares were sold in multiple transactions.

CUSIP: 87583X109

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 4, 2024

THIRD ROCK VENTURES IV, L.P.

By:	THIRD ROCK VENTURES GP IV, L.P.,
General Partner

By:	TRV GP IV, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

THIRD ROCK VENTURES GP IV, L.P.

By:	TRV GP IV, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer

TRV GP IV, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Operating Officer